

Mail Stop 3561

October 4, 2017

Fun-Ming Lo
Chief Executive Officer
Imperial Garden & Resort, Inc.
106 Zhouzi Street, 4th Floor, 4E
Neihu District, Taipei, Taiwan (Republic of China) 11493

> **Re:** **Imperial Garden & Resort, Inc.**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed September 28, 2017**
> **File No. 333-216694**

Dear Mr. Lo:

We have reviewed your amended registration statement and have the following comments in addition to the comments contained in our letter dated September 29, 2017. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise the prospectus throughout to more clearly distinguish between the offerings being conducted by the company and the selling shareholders. In all places where you reference "this offering," please clarify whether you are referring to the offering being conducted by the company, the selling shareholders offering or both. Please clarify the terms and conditions of each offering. For example, please clarify (i) whether the selling shareholder offering has the same termination dates as the company offering and (ii) whether there will be an alternate market for the company's shares to the extent the company fails to satisfy the minimum offering conditions and the company's shares are

not listed on Nasdaq. Please also add a risk factor discussing risks faced by investors who purchase shares from the selling shareholders versus shares sold by the company such as market and trading risks and risks related to investing in a company which may not raise any funds through its concurrent min-max offering.

2. In all places where your disclosure assumes that you will raise the minimum proceeds from the min-max offering, please also provide disclosure assuming that you would not raise the minimum proceeds and therefore would not close on the min-max offering. For example, refer to your disclosure on page 5 that "As a result of such restructuring and provided that we raise the minimum amount of $15,000,000 in this offering, our current assets, as adjusted, would be approximately $14,599,882…" In the alternative, tell us whether the selling shareholders will sell shares only if the minimum from the offering being conducted by the company has been met.

You may contact Aamira Chaudhry at (202) 551-3389 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Jay Kaplowitz, Esq.
        Sichenzia Ross Ference Kesner LLP